UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72369 / June 11, 2014

Admin. Proc. File No. 3-15814

In the Matter of

HENDRX CORP.,
PLASTINUM POLYMER
  TECHNOLOGIES CORP.,
VERTICAL BRANDING, INC.,
WHY USA FINANCIAL GROUP, INC.,
and XNE, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Hendrx Corp., Plastinum Polymer Technologies Corp., Vertical Branding, Inc., WHY USA Financial Group, Inc., or XNE, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Hendrx Corp., Plastinum Polymer Technologies Corp., Vertical Branding, Inc., WHY USA Financial Group, Inc., and XNE, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that,

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[1]   17 C.F.R. § 201.360(d).

[2]   *Hendrx Corp., Plastinum Polymer Technologies Corp., Vertical Branding, Inc., WHY USA Fin. Group, Inc., and XNE, Inc*., Initial Decision Rel. No. 594 (Apr. 28, 2014), 108 SEC Docket 16, 2014 WL 1665996. The stock symbols and Central Index Key numbers are: HDRX and 1082696 for Hendrx Corp.; PLNU and 1368044 for Plastinum Polymer Technologies Corp.; VBDG and 1125532 for Vertical Branding, Inc.; WUFG and 1113450 for WHY USA Financial Group, Inc.; and XNEZ and 1069778 for XNE, Inc.

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Hendrx Corp., Plastinum Polymer Technologies Corp., Vertical Branding, Inc., WHY USA Financial Group, Inc., and XNE, Inc., are revoked.

     For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

        Lynn M. Powalski
        Deputy Secretary

INITIAL DECISION RELEASE NO. 594
ADMINISTRATIVE PROCEEDING
File No. 3-15814

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of HENDRX CORP., PLASTINUM POLYMER TECHNOLOGIES CORP., VERTICAL BRANDING, INC., WHY USA FINANCIAL GROUP, INC., and XNE, INC.	INITIAL DECISION OF DEFAULT April 28, 2014

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Hendrx Corp. (Hendrx), Plastinum Polymer Technologies Corp. (Plastinum Polymer), Vertical Branding, Inc. (Vertical Branding), WHY USA Financial Group, Inc. (WHY USA), and XNE, Inc. (XNE) (collectively, Respondents). The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

The Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on March 27, 2014. The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Respondents were served with the OIP by March 28, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii). See Hendrx Corp., Admin. Proc. Rulings Release No. 1375, 2014 SEC LEXIS 1302 (Apr. 14, 2014). Respondents' Answers to the OIP were due by April 10, 2014. See id. (citing OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b)). On April 14, 2014, Respondents were ordered to show cause by April 24, 2014, why the registrations of their securities should not be revoked by

default due to their failure to file Answers or otherwise defend this proceeding. See id. To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Hendrx (Central Index Key (CIK) No. 1082696) is a revoked Nevada corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hendrx is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $1,547,524 for the prior nine months. As of March 25, 2014, the common stock of Hendrx was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Plastinum Polymer (CIK No. 1368044) is a void Delaware corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Plastinum Polymer is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $7,916,613 for the prior nine months. As of March 25, 2014, the common stock of Plastinum Polymer was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Vertical Branding (CIK No. 1125532) is a void Delaware corporation located in Sun Valley, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Vertical Branding is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $2,061,000 for the prior nine months. On April 23, 2010, Vertical Branding filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California, which was dismissed on January 21, 2011. As of March 25, 2014, the common stock of Vertical Branding was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

WHY USA (CIK No. 1113450) is a Nevada corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WHY USA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $830,402 for the prior six months. As of March 25, 2014, the common stock of WHY USA was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

XNE (CIK No. 1069778) is a revoked Nevada corporation located in Woodland Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). XNE is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $632,181 for the prior nine months. As of March 25, 2014, the common stock of XNE was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result of the foregoing, Respondents have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for at least three years. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a twoyear period); <u>Impax Labs., Inc.</u>, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. Alternatively, it is unnecessary to find that Respondents were aware of, or intentionally ignored, their reporting obligations, as scienter is not necessary to establish grounds for revocation and the other factors weigh in favor of revocation. <u>China-Biotics, Inc.</u>, Exchange Act Release No. 70800, 2013 WL 5883342, at *10 n.60 (Nov. 4, 2013). Finally, Respondents have not answered the OIP to address whether they have made any efforts to remedy their past violations and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Hendrx Corp., Plastinum Polymer Technologies Corp., Vertical Branding, Inc., WHY USA Financial Group, Inc., and XNE, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. <u>Id.</u>

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Cameron Elliot
Administrative Law Judge